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                             June 23, 2021

       Shawn Leland, Pharm.D., R.Ph.
       Chief Executive Officer
       Elevation Oncology, Inc.
       888 Seventh Ave., 12th Floor
       New York, NY 10106

                                                        Re: Elevation Oncology,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed June 21, 2021
                                                            File No. 333-256787

       Dear Dr. Leland:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-1 filed June 21,
2021

       Employment agreements, page 144

   1. We note that you have revised the exhibit index to remove the Form of Executive Officer
                                                        Employment Agreement
and added an employment agreement with the Company's Chief
                                                        Executive Officer,
Shawn Leland. Please revise your disclosure to describe the material terms of each named
executive officer's employment agreement, as required by Item
                                                        402(o)(1) of Regulation
S-K. To the extent that you have entered into a new or amended employment agreement
with your named executive officers in connection with this
                                                        offering, please
describe the material terms of such agreements and file the agreement as an exhibit to your
registration statement. Alternatively, please explain to us why such disclosure is not
required.
 Shawn Leland, Pharm.D., R.Ph.
Elevation Oncology, Inc.
June 23, 2021
Page 2

       You may contact Gary Newberry at 202-551-3761 or Kevin Kuhar at 202-551-3662 if
you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Christopher Edwards at 202-551-6761 with any other questions.



                                                          Sincerely,
FirstName LastNameShawn Leland, Pharm.D., R.Ph.
                                                          Division of
Corporation Finance
Comapany NameElevation Oncology, Inc.
                                                          Office of Life
Sciences
June 23, 2021 Page 2
cc:       Julia Forbess, Esq.
FirstName LastName